1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 22, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing in response to comments provided telephonically on August 21, 2013 and August 22, 2013 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on August 2, 2013 on behalf of THL Credit Senior Loan Fund (“Fund”), a closed-end investment company.  We have considered your comments to the registration statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about August 23, 2013.

Prospectus

Investment Strategy (cover)

Comment 1.                            Disclose on the cover page and throughout the prospectus whether the Bank Loans in which the Fund intends to invest are fully collateralized.  If they are not, please add disclosure to that effect.

Response 1.  The disclosure has been revised to reflect that the Bank Loans in which the Fund intends to invest are fully collateralized.

Comment 2.                            Disclose, if true, on the cover page that either a material amount or substantially all, as the case may be, of the Fund’s debt instruments will contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Fund.  Further disclose, if true, that either a material amount or substantially all, as the case may be, of the Fund’s debt investments will have a principal amount outstanding at maturity, which could result in a substantial loss to the Fund if the borrower is unable to refinance or repay the debt at maturity.

Response 2. The disclosure has been revised accordingly.

Comment 3.                            Please add “, including high yield bonds,” after the disclosure “The Fund expects to invest substantially all of the Fund’s assets in Bank Loans and other securities and instruments.”

Response 3. The disclosure has been revised accordingly.

Comment 4.                            Please remove the reference that below investment grade investments are commonly referred to as “high yield.”

Response 4. The disclosure has been revised accordingly.

Comment 5.                            Please confirm that the print version of the prospectus will be 10 pt font type, except for the pricing table and footnotes.

Response 5. The Fund does hereby confirm that the print version of the prospectus will be 10 pt font type, except for the pricing table and footnotes.

Pricing Table (cover)

Comment 6.                            Expand footnote (3) to disclose the net per Common Share and total proceeds to the Fund, after the payment of expenses and sales load.

Response 6. We respectfully note that this information will be included in the pricing table in the final prospectus.

Comment 7.                            In your response letter, include all of the amounts payable that are currently described under “Underwriting-Additional Compensation to be Paid by the Adviser” in footnote (2) to the pricing table appearing on the prospectus cover page.  See Instruction 2. to Item 1.g. of Form N-2.

Response 7. All of the amounts payable that are currently described under “Underwriting—Additional Compensation to be Paid by the Adviser” will be included in footnote (2) to the pricing table in the final prospectus.  While the pricing table will be included on the outside front cover page, the footnotes will be included on the inside front cover page.

Definition of Managed Assets

Comment 8.                            Please revise the definition of Managed Assets to “‘Managed Assets’ means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).”

Response 8.  The disclosure has been revised accordingly.

Investment Objective and Strategy (page 7)

Comment 9.                            Please clarify whether the Fund’s 20% limit in investments of debt instruments that may not pay current interest in cash or otherwise includes paid-in-kind investments.

Response 9.  The Fund’s does hereby confirm that the 20% limit in investments of debt instruments that may not pay current interest in cash or otherwise does include paid-in-kind investments and the disclosure has been revised accordingly.

Fund Fees and Expenses (page 8)

Comment 10.                     Please remove the parenthetical “(for the Fund’s first year of operations)” and add the following disclosure “A component of the total annual expenses is estimated for the first year of the Fund’s operations” as the last sentence of the last paragraph.

Response 10.  The disclosure has been revised accordingly.

Bank Loans Risk (page 13)

Comment 11.                     Please add “Bank Loans” after the disclosure “is part of the Subadviser’s standard” in the last sentence of the first paragraph.

Response 11.  The disclosure has been revised accordingly.

High Yield (“Junk Bond”) Risk (page 15)

Comment 12.                     Please revise the second sentence of the first paragraph by replacing “Many” with “Substantially all.”

Response 12.  The disclosure has been revised accordingly.

Additional Compensation Paid by the Adviser

Comment 13.                     Please ensure that any applicable disclosure pertaining to the initial approval and any subsequent renewal of the Advisory Agreement will specifically confirm that the payment of the commission was made out of the Adviser’s own legitimate profits and that the payment of the commission was not taken into account by the Fund’s trustees when evaluating the terms of the Advisory Agreement.

Response 13.  We will ensure that the disclosure included in shareholder report relating to the initial approval of the Advisory Agreement will specifically confirm that the payment of the commission was made out of the Adviser’s own legitimate profits.  We note that we do not intend that this would be applicable to subsequent renewals of the Advisory Agreement since it is contemplated that these commissions will only be paid in connection with the Fund’s initial public offering.  Accordingly, we respectfully decline to include in shareholder report disclosure following subsequent renewals of the Advisory Agreement that the payment of the commission was not taken into account by the Fund’s trustees when evaluating the terms of the Advisory Agreement.

Summary of Fund Expenses (page 34)

Comment 14.                     Please include in footnote (4) to the fee table a statement that the interest rate on the credit facility is expected to be a variable rate which will increase if interest rates increase.

Response 14. The disclosure has been revised accordingly.

Comment 15.                     The disclosure contained in footnote (1) references the section of the prospectus currently captioned “Underwriting-Additional Compensation to be Paid by the Adviser.”  The heading for that section should be changed to “Underwriting-Additional Compensation to Be Paid to the Underwriters.”  Please make conforming revisions throughout the prospectus.

Response 15. We respectfully acknowledge your comment; however, since not all of these fees are being paid to underwriters in the offering (specifically, the fees and expenses being paid to AST Investor Services, LLC and MidAmerica Financial Services, Inc.), we have changed the title to “Underwriting-Additional Compensation to be Paid to the Underwriters and Other Entities Involved in Marketing of the Fund’s Common Shares.”

Comment 16.                     Please include in footnote (1) to the fee table “and indirectly its Common Shareholders” following the current disclosure “The aggregate offering expenses (other than the sales load) to be borne by the Fund.”

Response 16. The disclosure has been revised accordingly.

Investment Philosophy and Approach (page 32)

Comment 17.                     Please add the following as the first sentence to the third paragraph “In its capacity as sub-adviser to the Fund, THL will adhere to the following investment approach.”

Response 17. The disclosure has been revised accordingly.

Comment 18.                     Please replace “certain” with “the Fund’s” after the disclosure “THL Credit will conduct due diligence as appropriate on” in the first sentence of the sixth paragraph.

Response 18. The disclosure has been revised accordingly.

Comment 19.                     Please clarify the “as appropriate” language in the first sentence of the sixth paragraph regarding due diligence of the Fund’s investments.

Response 19. The use of the phrase “as appropriate” in the first sentence of the sixth paragraph regarding due diligence of the Fund’s investments is intended to reflect the fact that the Bank Loans, debt securities and other credit instruments in which the Fund invests may require varying degrees of due diligence depending on the nature and complexity of such investments.

High Yield Securities (page 35)

Comment 20.                     Please revise the first sentence of the disclosure to state that the Fund “will” invest in high yield securities.

Response 20. The disclosure has been revised accordingly.

Leverage (page 36)

Comment 21.                     Please add disclosure that there is no guarantee that the Fund will be able to renew the credit facility under the same terms in the future.

Response 21. The disclosure has been revised accordingly.

Comment 22.                     Please confirm that the interest rate expense provided is the best estimate for the next 12 months.

Response 22. The Fund does hereby confirm that the interest rate expense provided is the best estimate for the next 12 months.

Bank Loans (page 42)

Comment 23.                     Please revise the last two sentences of the second paragraph under the section “Investment Objective and Strategy—Portfolio Composition—Bank Loans” to plain English or delete as appropriate.

Response 23. The referenced disclosure has been deleted.

Restricted Securities Risk (page 48)

Comment 24.                     Please revise the first sentence of the disclosure to state that the Fund “will” invest in unregistered or otherwise restricted securities.

Response 24. The disclosure has been revised accordingly.

Anti-Takeover Provisions in the Declaration of Trust

Comment 25.                     Please explain why the provision of the Declaration of Trust requiring the favorable vote or consent, for certain extraordinary transactions, of “75% of the “Continuing Trustees” (defined to mean any Trustee that has served as such for at least 36 months or who was nominated to serve as a Trustee by a majority of the Continuing Trustees then in office)” is consistent with Delaware law.

Response 25. The Delaware Statutory Trust Act does not prohibit the Fund from including, in its organizational documents, a provision requiring the favorable vote or consent, for certain extraordinary actions, of 75% of the “Continuing Trustees” of the Fund (defined to mean any Trustee that has served as such for at least 36 months or who was nominated to serve as a Trustee by a majority of the Continuing Trustees then in office).  We have consulted with Delaware counsel and have been advised that they share this view.  Further, the Board has determined that such a provision is not only consistent with state law, but is also in the best interests of the Fund and its shareholders.

Underwriting (page 76)

Comment 26.                     The heading for that section should be changed to “Underwriting-Additional Compensation to Be Paid to the Underwriters.”  Please make conforming revisions throughout the prospectus.

Response 26. We respectfully acknowledge your comment; however, since not all of these fees are being paid to underwriters in the offering (specifically, the fees and expenses being paid to AST Investor Services, LLC and MidAmerica Financial Services, Inc.), we have changed the title to “Underwriting-Additional Compensation to be Paid to the Underwriters and Other Entities Involved in Marketing of the Fund’s Common Shares.”

Comment 27.                     Please add the following sentence “All payments discussed in this paragraph will be paid out of the Adviser’s own assets” as the last sentence of the second paragraph of the “Additional Compensation to be Paid to the

Underwriters and Other Entities Involved in Marketing of the Fund’s Common Shares.”

Response 27. The disclosure has been revised accordingly.

Conflicts of Interest (page 95)

Comment 28.                     Please add the word “the” in the second sentence of the first paragraph after the phrase “The following briefly summarizes.”

Response 28. The disclosure has been revised accordingly.

Statement of Additional Information

Securities Lending (page 110)

Comment 29.                     Please state that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response 29. We respectfully acknowledge your comment; however, we decline from stating that the Fund’s Board of Trustees has such a fiduciary duty. We have revised the disclosure as follows: “The Fund will generally seek to recall securities on loan in order to vote on matters if the result of the vote may materially affect the investment. However, in some circumstances the Fund may be unable to recall the securities in time to vote or may determine that the benefits to the Fund of voting are outweighed by the indirect or direct costs of such a recall. In these circumstances, loaned securities may be voted or not voted in a manner adverse to the best interests of the Fund.”

Additional Information about the Trustees (page 116)

Comment 30.                     Please add the phrase “that led to the conclusion that the person should serve as a trustee for the Fund” to the end of the first sentence of the first paragraph.

Response 30. The disclosure has been revised accordingly.

Administrator, Accounting Agent, Custodian and Transfer Agent (page 118)

Comment 31.                     Please briefly discuss the services rendered and the basis for remuneration if the administrator, accounting agent, custodian or transfer agent is an affiliated person of the Fund, or an affiliated person of an affiliated person of the Fund. See Instruction 8. to Item 20.5. of Form N-2.

Response 31. We respectfully acknowledge your comment; however, we note that neither the administrator, accounting agent, custodian nor transfer agent is an affiliated person of the Fund, or an affiliated person of an affiliated person of the Fund, and therefore decline to include this information.

CCC and Below CCC and Unrated Securities

Comment 32.                     Please add disclosure that CCC and below CCC and unrated securities are “vulnerable to nonpayment and are dependent upon favorable business, financial, and economic conditions in order for the obligors to meet their financial commitments on the obligations underlying such investments, and may also be in default of payment.”

Response 32. The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai